December 11, 2018

Frank G. Haluska
Chief Executive Officer
Anchiano Therapeutics Ltd.
1/3 High-Tech Village, Givat Ram
P.O. Box 39264
Jerusalem, 9139102
Israel

       Re: Anchiano Therapeutics Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 27, 2018
           CIK No. 0001534248

Dear Dr. Haluska:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. We note your response to prior comment 1. Please remove any implication that your product candidates are more likely than others to receive FDA approval or explain to us why the following statements are appropriate in the context in which they are made: the statement on page 1 regarding your belief that "the clinical trial program [you] have accomplished to date provides a foundation for the regulatory pathway to approval for commercialization and wide distribution of [your] product candidate"; and the statement
 Frank G. Haluska
Anchiano Therapeutics Ltd.
December 11, 2018
Page 2
      on page 68 that "[t]aken together, [you] believe these results support a path to FDA and wider regulatory approval for inodiftagene."
Index to Consolidated Financial Statements
Notes to the Consolidated Financial Statements
NOTE 3--SIGNIFICANT ACCOUNTING POLICIES
I. Grants for participation in research and development expenses Page F-13, page F-13

2. With respect to your response to our comment 15, please revise your disclosure to clarify that there is no requirement to transfer the intellectual property underlying the R&D if you abandon the research and development or otherwise cannot generate product or licensing revenues from the R&D.
        You may contact Tabatha McCullom at (202) 551-3658 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya Aldave at (202) 551-3601 or J. Nolan McWilliams, Attorney-Advisor, at
(202) 551-3217 with any other questions.



                                                            Sincerely,
FirstName LastNameFrank G. Haluska
                                                            Division of
Corporation Finance
Comapany NameAnchiano Therapeutics Ltd.
                                                            Office of
Healthcare & Insurance
December 11, 2018 Page 2
cc:       Anna T. Pinedo, Esq.
FirstName LastName